Exhibit H

Press Release

October 22, 2020

Divestment of Turkcell Holding completed

Telia Company today completed the divestment of its 47.1 percent stake in Turkcell Holding, which owned 51 percent in the listed company Turkcell Iletism Hizmetleri, to the state owned Turkey Wealth Fund.

The transaction, announced on June 17, 2020, completed today after fulfilling all regulatory and other conditions.

The divestment concludes Telia Company’s exit from Turkey and includes a full and global settlement of all shareholder disputes and litigations connected to Turkcell and Turkcell Holding.

For more information, please contact our press office +46 771 77 58 30, visit our Newsroom or follow us on Twitter @Teliacompany.

We’re Telia Company, the New Generation Telco. Our approximately 21,000 talented colleagues serve millions of customers every day in one of the world’s most connected regions. With a strong connectivity base, we’re the hub in the digital ecosystem, empowering people, companies and societies to stay in touch with everything that matters 24/7/365 - on their terms. Headquartered in Stockholm, the heart of innovation and technology, we’re set to change the industry and bring the world even closer for our customers. Read more at www.teliacompany.com